                                                                    Exhibit 99.1
                            l  FINANCIAL HIGHLIGHTS  l

                                                               Three months ended              Six months ended
                                                                     June 30                       June 30
                                                           ------------------------------------------------------------
                                                               1995          1994          1995          1994
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL PERFORMANCE (Dollars in thousands, except per
  share data)
Net interest income (taxable-equivalent basis)                  $370,571      $501,363      $762,739    $1,007,167
Net income                                                       136,988       187,845       262,639       393,534
Fully diluted earnings per common share                              .59           .79          1.13          1.65
Return on average assets                                             .89%         1.26%          .86%         1.34%
Return on average common shareholders' equity                      12.59         17.70         12.16         18.51
Net interest margin                                                 2.58          3.58          2.65          3.63
After-tax profit margin                                            21.55         25.75         20.76         26.34
Overhead ratio                                                     67.09         57.33         68.29         56.57
SELECTED AVERAGE BALANCES (In millions)
Assets                                                           $61,918       $59,625       $61,806       $59,297
Earning assets                                                    57,220        56,062        57,333        55,625
Loans, net of unearned income                                     36,191        32,531        35,755        32,278
Securities                                                        19,858        21,859        20,378        21,550
Deposits                                                          33,787        32,252        33,422        31,996
Borrowings                                                        13,281        10,967        13,302        11,253
Shareholders' equity                                               4,369         4,268         4,363         4,299
-----------------------------------------------------------------------------------------------------------------------

                                                                             JUNE 30     December 31      June 30
                                                                                1995            1994         1994
----------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Capital
  Risk-based
    Tier I                                                                       8.07%         8.62%         8.99%
    Total                                                                       11.63         11.45         11.88
  Leverage                                                                       6.29          6.59          6.99
  Common shareholders' equity to assets                                          7.04          6.82          6.77
  Average common shareholders' equity to average assets                          7.03          7.09          7.22
Asset quality
  Net charge-offs to average loans                                                .23           .29           .32
  Nonperforming loans to loans                                                    .84           .90          1.11
  Nonperforming assets to loans and foreclosed assets                            1.21          1.25          1.55
  Nonperforming assets to assets                                                  .71           .69           .85
  Allowance for credit losses to loans                                           2.62          2.83          2.97
  Allowance for credit losses to nonperforming loans                           311.53        314.17        267.09
Book value per common share
  As reported                                                                  $19.37        $18.76        $18.37
  Excluding net unrealized securities losses                                    19.55         19.26         19.02
----------------------------------------------------------------------------------------------------------------------

                             l  TABLE OF CONTENTS  l

     2 Corporate Financial Review      23 Consolidated Financial Statements
            32 Statistical Information      34 Corporate Information
                         l  CORPORATE FINANCIAL REVIEW  l

THE FOLLOWING CORPORATE FINANCIAL REVIEW SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PNC BANK CORP. AND SUBSIDIARIES ("CORPORATION") INCLUDED HEREIN AND THE CORPORATE FINANCIAL REVIEW AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE CORPORATION'S 1994 ANNUAL REPORT.

                                    overview
---------------------------------------------------------------

Net income for the first quarter of 1995 was $262.6 million, or $1.13 per fully diluted share, compared with $393.5 million, or $1.65 per share, for the first six months of 1994. Return on assets and return on common shareholders' equity were .86 percent and 12.16 percent, respectively, in the first six months of 1995 compared with 1.34 percent and 18.51 percent a year ago. The results for the first six months of 1995 reflect the impact of a strategic realignment of the Corporation's balance sheet to reduce investment and wholesale funding activities.
  In the first six months of 1995, the nation's real gross domestic product grew at a preliminary annual rate of 1.6 percent and consumer price inflation was estimated to be approximately 3 percent, according to the United States Departments of Commerce and Labor, respectively. In July 1995, after seven rate increases since February 1994, the Federal Reserve lowered the federal funds rate by 25 basis points in response to indications of less inflationary pressures and a slower rate of growth in the economy. Management expects such economic conditions to continue throughout 1995, and accordingly expects short-term rates to decline modestly. Should interest rates be higher than management's expectations or a relatively flat yield curve persists, the Corporation's financial results would likely be adversely affected.

                            mergers and acquisitions
---------------------------------------------------------------

In July 1995, the Corporation entered into a definitive merger agreement with Midlantic Corporation ("Midlantic"), a regional bank holding company headquartered in Edison, New Jersey. At June 30, 1995, Midlantic had assets and deposits of $13.7 billion and $10.9 billion, respectively. Under terms of the agreement, the Corporation will exchange 2.05 shares of its common stock for each share of Midlantic common stock. Based on share data as of June 30, 1995, the Corporation expects to issue 110.8 million shares of its common stock to consummate the merger. In addition, the Corporation and Midlantic have granted each other options to purchase up to 19.9 percent of each other's outstanding common stock, under certain circumstances. The transaction is valued at approximately $3 billion and will be accounted for as a pooling of interests. The merger is targeted to be completed by year-end 1995, pending approval by shareholders of both companies and various regulatory agencies.
  In March 1995, the Corporation announced a definitive agreement to acquire Chemical Holdings, Inc., and its wholly-owned subsidiary Chemical Bank New Jersey ("Chemical"). The transaction includes approximately $3.2 billion of assets and $2.7 billion of retail deposits, and 82 branches in southern and central New Jersey. The purchase price will approximate $490 million and the transaction will be accounted for under the purchase method. The Corporation expects to complete this transaction in the fourth quarter of 1995.
  Upon completion of the Midlantic and Chemical transactions, the Corporation expects to have the second largest deposit market share in both the New Jersey and greater Philadelphia, Pennsylvania regions. The in-market nature of the transactions is expected to generate substantial economies by reducing costs associated with overlapping and duplicative operations and to enhance revenue growth through the marketing of the Corporation's products and services to an expanded customer base. The Corporation's balance sheet is also expected to be enhanced by the addition of a large and stable base of customer deposits.
  In February 1995, the Corporation completed the acquisition of BlackRock Financial Management L.P. ("BlackRock"), a New York-based, fixed-income investment management firm with approximately $25 billion in assets under management at closing. The transaction was accounted for under the purchase method and the Corporation paid $71 million in cash and issued $169 million of unsecured notes.
  In the first quarter of 1995, the Corporation acquired Indian River Federal Savings Bank, Vero Beach, Florida, and Brentwood Financial Corporation, Cincinnati, Ohio, for a total of $33 million in cash. The acquisitions added assets and deposits of approximately $175 million and $140 million, respectively.
  During 1994, the Corporation completed the acquisitions of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania. The acquisitions added assets and deposits of $2.8 billion and $2.4 billion, respectively. In addition, in June 1994, the Corporation purchased a $10 billion residential mortgage servicing portfolio from the Associates Corporation of North America.

                         l  CORPORATE FINANCIAL REVIEW  l

                            income statement review
---------------------------------------------------------------
INCOME STATEMENT HIGHLIGHTS

 Six months ended
     June 30
                                              Change
    Dollars in                           -----------------
     millions        1995     1994       Amount    Percent
---------------------------------------------------------------
Net interest
  income
  (taxable-equivalent
  basis)               $763    $1,007     $(244)     (24.3)%
Provision for
  credit losses                    50       (50)    (100.0)
Noninterest income      502       487        15        3.2
Noninterest
  expense               864       845        19        2.2
Net income              263       394      (131)     (33.3)
---------------------------------------------------------------

NET INTEREST INCOME AND NET INTEREST MARGIN l On a fully taxable-equivalent basis, net interest income for the first six months of 1995 decreased $244.4 million, compared with the first six months of 1994. A $1.7 billion increase in average earning assets was more than offset by a narrower net interest margin.

NET INTEREST INCOME

Six months ended
 June 30
Taxable-equivalent
 basis                                            Change
                                            -------------------
Dollars in millions        1995        1994    Amount    Percent
---------------------------------------------------------------
Net interest income
 before swaps and
 caps
  Interest income        $2,110      $1,761      $ 349       19.8%
  Loan fees                  36          35          1        2.9
  Taxable-equivalent
    adjustment               16          17         (1)      (5.9)
                     -------------------------------
    Total interest
      income              2,162       1,813        349       19.2
  Interest expense        1,308         902        406       45.0
                     -------------------------------
  Net interest income
   before swaps
   and caps                 854         911        (57)      (6.3)
Effect of swaps and
  caps on
  Interest income           (79)         34       (113)    (332.4)
  Interest expense           12         (62)        74      119.4
                     -------------------------------
    Total
      swaps and caps        (91)         96       (187)    (194.8)
                     -------------------------------
    Net interest
      income              $ 763      $1,007      $(244)     (24.3)%
---------------------------------------------------------------

VOLUME/RATE ANALYSIS

Six months ended         Increase (Decrease)
    June 30              Due to Changes in
  1995 versus 1994       ------------------------
                                          Rate/
     In millions         Volume    Rate   Volume     TOTAL
---------------------------------------------------------------
Interest income             $55   $ 273      $21     $ 349
Interest expense             41     343       22       406
Interest rate swaps
  and caps                    3    (193)       3      (187)
                                                    ---------
Net interest income          31    (270)      (5)    $(244)
---------------------------------------------------------------

  Net interest income and net interest margin declines reflect the Corporation's strategic actions begun in the latter half of 1994 to reposition the balance sheet by reducing wholesale funding and investment activities, and the cost of actions taken to reduce interest rate sensitivity. These factors are expected to continue to adversely impact net interest income and net interest margin in 1995 compared with the prior year. However, management expects net interest income and margin to stabilize in the third quarter and increase in subsequent quarters.

NET INTEREST MARGIN

 Six months ended June 30                           Basis Point
 Taxable-equivalent basis         1995        1994       Change
---------------------------------------------------------------
Interest rate spread before
 swaps and caps
  Book-basis yield on
    earning assets                7.36%       6.36%         100
  Effect of loan fees              .12         .13           (1)
  Taxable-equivalent
    adjustment                     .06         .06
                            -----------------------------------
  Taxable-equivalent yield
    on earning assets             7.54        6.55           99
  Rate on interest-bearing
    liabilities                   5.25        3.80          145
                            -----------------------------------
  Interest rate spread
    before swaps and caps         2.29        2.75          (46)
Effect of
  Noninterest-bearing
    sources                        .68         .50           18
  Interest rate swaps and
    caps on
    Interest income               (.27)        .12          (39)
    Interest expense               .05        (.26)          31
                            -----------------------------------
      Total swaps and caps        (.32)        .38          (70)
                            -----------------------------------
      Net interest margin         2.65%       3.63%         (98)
---------------------------------------------------------------

                         l  CORPORATE FINANCIAL REVIEW  l

PROVISION FOR CREDIT LOSSES l The Corporation did not record a provision for credit losses in the first six months of 1995 compared with $50 million in the first six months of 1994. Stronger economic conditions combined with management's ongoing attention to asset quality resulted in a stable level of nonperforming assets and lower net charge-offs. Based on the current risk profile of the loan portfolio and assuming economic trends continue, management does not expect to record a provision for credit losses during the remainder of 1995. Should the risk profile of the loan portfolio or the economy deteriorate, asset quality may be adversely impacted and a provision for credit losses may be required.

NONINTEREST INCOME l Noninterest income before securities transactions increased
8.0 percent to $493.1 million in the first six months of 1995 compared with the prior year period. Excluding securities transactions, noninterest income was
39.3 percent of total revenue in the first six months of 1995 compared with 31.2 percent a year earlier. Net securities gains totaled $9.0 million in the first six months of 1995 and $30.3 million in the year-earlier period.

NONINTEREST INCOME

                   Six months ended June 30                                                            Change
                                                                                                ---------------------
                     Dollars in thousands                           1995            1994         Amount       Percent
--------------------------------------------------------------------------------------------------------------------------
Investment management and trust
  Trust                                                          $113,196         $ 98,805      $14,391         14.6%
  Mutual funds                                                     63,453           47,656       15,797         33.1
                                                              ------------------------------------------
    Total investment management and trust                         176,649          146,461       30,188         20.6
Service charges, fees and commissions
  Deposit account and corporate services                           78,338           82,225       (3,887)        (4.7)
  Credit card and merchant services                                24,269           26,797       (2,528)        (9.4)
  Brokerage                                                        20,061           17,223        2,838         16.5
  Corporate finance                                                22,252           21,227        1,025          4.8
  Other services                                                   35,488           32,569        2,919          9.0
                                                              ------------------------------------------
    Total service charges, fees and commissions                   180,408          180,041          367           .2
Mortgage banking
  Servicing                                                        60,884           60,702          182           .3
  Sale of servicing                                                21,930           16,590        5,340         32.2
  Marketing                                                        12,506            3,071        9,435        307.2
                                                              ------------------------------------------
    Total mortgage banking                                         95,320           80,363       14,957         18.6
Other                                                              40,734           49,619       (8,885)       (17.9)
                                                              ------------------------------------------
    Total noninterest income before securities transactions       493,111          456,484       36,627          8.0
Net securities gains                                                9,036           30,307      (21,271)       (70.2)
                                                              ------------------------------------------
    Total                                                        $502,147         $486,791      $15,356          3.2%
--------------------------------------------------------------------------------------------------------------------------

                         l  CORPORATE FINANCIAL REVIEW  l

INVESTMENT MANAGEMENT AND TRUST

                                                      Assets at June 30
                          -------------------------------------------------------------------------- Revenue for the
                                                                                                     Six months
                              Discretionary          Nondiscretionary                Total           ended June 30
                          ---------------------- ------------------------- ------------------------- -------------------
       In millions             1995         1994         1995         1994         1995         1994      1995      1994
-----------------------------------------------------------------------------------------------------------------------------
Personal and charitable     $25,039      $23,853     $ 12,220     $  9,560     $ 37,259     $ 33,413      $ 76      $ 73
Institutional                19,513        6,535       34,984       70,978       54,497       77,513        37        25
                          ---------------------------------------------------------------------------------------------------
  Total trust                44,552       30,388       47,204       80,538       91,756      110,926       113        98
Mutual funds                 39,546       23,164      102,257       55,463      141,803       78,627        64        48
                          ---------------------------------------------------------------------------------------------------
  Total                     $84,098      $53,552     $149,461     $136,001     $233,559     $189,553      $177      $146
-----------------------------------------------------------------------------------------------------------------------------

  Investment management and trust revenue increased $30.2 million, or 20.6 percent, to $176.6 million in the first six months of 1995 compared with the prior-year period. The BlackRock acquisition, which was completed on February 28, 1995, contributed approximately $22.7 million of the increase with the remainder attributable to new business and an increase in the value of managed assets.
  Compared with a year ago, total trust and mutual funds assets increased $44.0 billion to $233.6 billion at June 30, 1995. BlackRock added approximately $25 billion in discretionary assets, $15 billion of which are institutional funds and the remainder are mutual funds. At June 30, 1995, the composition of total discretionary assets was 46 percent fixed-income, 31 percent money market, 22 percent equity and one percent other assets. The PNC Family of Funds is included in the discretionary mutual funds category. Assets in these funds totaled $6.8 billion at June 30, 1995 compared with $4.3 billion a year ago.
  Service charges, fees and commissions remained relatively flat year-to-year. Deposit account and corporate services declined in the comparison due to lower business volumes. The decline in credit card and merchant services reflects the impact of the Corporation's agreements with Card Issuer Program Management Corporation and First Data Resources Inc. to provide certain administrative and marketing services and data processing, customer support and related services, respectively, for the Corporation's credit card business. Fee income and operating expenses related to the credit card business are each expected to be reduced by approximately $15 million during the remainder of 1995 as a result of this relationship.
  Brokerage, corporate finance, and other services fee income increased in the comparison due to higher business volumes and an increase in consumer-related fees, primarily related to automated teller machines.
  During the first six months of 1995, mortgage banking income increased $15.0 million to $95.3 million primarily due to marketing gains. The increase in marketing gains was due to originated mortgage servicing rights totaling $12.1 million. During the second quarter of 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights," which provides for the immediate recognition of the value of originated mortgage servicing rights retained on loans sold.
MORTGAGE SERVICING PORTFOLIO

          In millions                1995         1994
------------------------------------------------------------
Balance at January 1              $40,966       $35,527
  Originations                      2,309         3,943
  Acquisitions                         64        10,866
  Repayments                       (1,975)       (3,956)
  Sales                            (2,726)       (1,959)
                                 ---------------------------
    Balance at June 30            $38,638       $44,421
------------------------------------------------------------

  During the first six months of 1995, the Corporation funded $2.3 billion of residential mortgages, approximately 90 percent of which represented new financing. PNC Mortgage directly originated 69 percent of total volume in 1995. At June 30, 1995, the Corporation's mortgage servicing portfolio totaled $38.6 billion, including $26.7 billion serviced for others. The servicing portfolio had a weighted-average coupon rate of 7.92 percent, an unamortized carrying value of $298 million and an estimated fair value of $461 million. The value of the mortgage servicing portfolio and capitalized servicing rights is affected, in part, by the level of interest rates.

                         l  CORPORATE FINANCIAL REVIEW  l

Should interest rates decline and the rate of prepayments increase, these values may be adversely impacted.
  Other noninterest income decreased $8.9 million primarily due to lower venture capital income and lower gains from sales of assets.

NONINTEREST EXPENSE l Noninterest expense increased 2.2 percent to $863.8 million in the first six months of 1995 primarily due to acquisitions. Excluding acquisitions, noninterest expense decreased 4.5 percent in the comparison, reflecting the Corporation's continued emphasis on developing alternative lower-cost delivery systems and reducing the costs of traditional banking operations.

NONINTEREST EXPENSE

Six months ended June 30
                                               Change
    Dollars in                             ---------------
    thousands            1995        1994   Amount  Percent
---------------------------------------------------------------
Compensation         $330,207   $ 329,402  $  805       .2%
Employee benefits      76,241      81,469  (5,228)    (6.4)
                    -----------------------------
  Total staff
    expense           406,448     410,871  (4,423)    (1.1)
Net occupancy          69,712      66,562   3,150      4.7
Equipment              67,047      65,580   1,467      2.2
Amortization of
  intangible
  assets               43,186      37,830   5,356     14.2
Federal deposit
  insurance            36,649      36,339     310       .9
Taxes other than
  income               24,405      21,878   2,527     11.6
Other                 216,335     206,081  10,254      5.0
                    -----------------------------
    Total            $863,782   $ 845,141 $18,641      2.2%
---------------------------------------------------------------

  The overhead ratio was 68.3 percent in the first six months of 1995 compared with 56.6 percent in the year-earlier period. The higher overhead ratio primarily reflects the impact of lower net interest income.
  Staff expense decreased 1.1 percent in the year-to-year comparison primarily due to lower staff levels. Average full-time equivalent employees decreased to approximately 20,200 for the first six months of 1995 compared with approximately 20,900 a year ago. The impact of approximately 1,300 employees added from acquisitions was more than offset by lower staffing levels, primarily in the Consumer Banking line of business. The Mass Market sector experienced reductions due to centralization and branch rationalization initiatives. Mortgage Banking benefitted from the consolidation of operations centers and efficiencies gained from the use of technology. Pension and postretirement benefit expense declined $4.2 million due to lower staff levels and a higher discount rate used to estimate pension obligations.
  Amortization of intangibles increased $5.4 million reflecting additional goodwill from recent acquisitions. The increase in the remaining noninterest expense categories was primarily due to acquisitions.
  In connection with the closing in the fourth quarter of 1995 of its pending merger with Midlantic, the Corporation expects to record merger related and nonrecurring charges of approximately $130 million. Such charges are related to anticipated staff reductions, back office, operations, and facilities consolidations and expenses to complete the merger.

                         l  CORPORATE FINANCIAL REVIEW  l

                            line of business results
---------------------------------------------------------------

The management accounting process uses various methods of balance sheet and income statement allocations, transfers and assignments to evaluate the performance of various business units. Unlike financial accounting, there is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. The following information is based on management accounting practices which conform to and support the management structure of the Corporation and is not necessarily comparable with similar information for any other financial services institution. Designations, assignments, and allocations may change from time to time as the management accounting system is enhanced and business or product lines change. In 1995, the Corporation realigned its line of business management structure along customer segments. The principal change was segregating the trust business, previously managed separately, into the corporate and consumer banking organizations, as applicable. In addition, consistent with the Corporation's strategic focus and balance sheet realignment, asset/liability management has been redefined as a support function for the core lines of business. Results for the first six months of 1994 are presented on a basis consistent with this new structure.
  For management reporting purposes, the Corporation has designated three lines of business: Corporate Banking, Consumer Banking, and Asset Management. The financial results presented in this section reflect each line of business as if it operated on a stand-alone basis. Securities or borrowings, and related interest rate spread, have been assigned to each line of business based on its net asset or liability position. Consumer Banking and Asset Management were net generators of funds and, accordingly, were assigned securities, while Corporate Banking received an assignment of borrowings as a net asset generator. An assignment of securities is accompanied by an assignment of equity in accordance with the methodology described below. The interest rate spread on the remaining securities, the impact of financial derivatives, and securities transactions are excluded from line of business results and are reported separately in asset/liability management activities.
  Capital is assigned to each business unit based on management's assessment of inherent risks. Equity levels at independent companies that provide products and services similar to those provided by the respective business unit are also considered. Capital assignments are not equivalent to risk-based capital guidelines and the total amount assigned may vary from consolidated shareholders' equity.

LINE OF BUSINESS HIGHLIGHTS

                                                                                                                 Return on
                                                    Average                                                       Assigned
          Six months ended June 30               Balance Sheet               Revenue            Earnings           Equity
                                               --------------------------------------------------------------------------------
             Dollars in millions                  1995       1994         1995       1994     1995     1994    1995     1994
----------------------------------------------------------------------------------------------------------------------------
Corporate Banking
  Large Corporate                              $ 3,894    $ 3,778       $   72     $   91     $ 25     $ 39      11%      18%
  Middle Market                                 11,224     10,224          263        266       81      115      11       18
  Equity Management                                185        175           13         21        7       12      26       50
                                               ------------------------------------------------------------
    Total Corporate Banking                     15,303     14,177          348        378      113      166      12       19
                                               ------------------------------------------------------------
Consumer Banking
  Private Banking                                1,029        842          116        105       20       18      28       29
  Mass Market                                   25,627     24,273          602        566      110      107      16       17
  Mortgage Banking                              11,250      9,963          183        191       25       25      10       11
                                               ------------------------------------------------------------
    Total Consumer Banking                      37,906     35,078          901        862      155      150      15       16
                                               ------------------------------------------------------------
Asset Management                                   276        273           83         64       20       15      53       57
                                               ------------------------------------------------------------
    Total lines of business                     53,485     49,528        1,332      1,304      288      331      14       18
Asset/liability management activities            8,084      9,016          (58)       180      (43)     113
Unallocated provision                                                                           19      (41)
Other unallocated items                            237        753           (9)        10       (1)      (9)
                                               ------------------------------------------------------------
    Total                                      $61,806    $59,297       $1,265     $1,494     $263     $394      12%      18%
---------------------------------------------------------------------------------------------------------------------------------

                         l  CORPORATE FINANCIAL REVIEW  l

  Total earnings contributed by the lines of business were $288 million in the first six months of 1995 compared with $331 million in the first six months of 1994. The decline primarily resulted from an increase in Corporate Banking's allocated provision for credit losses which was negative in the prior-year period. Line of business earnings differed from reported consolidated net income in both periods due to asset/liability management activities, differences between specific reserve allocations to the lines of business and the consolidated provision for credit losses, and certain unallocated revenues and expenses. The decline in earnings from asset/liability management activities was primarily due to the impact of interest rate swaps and caps and lower net securities gains.

CORPORATE BANKING l Corporate Banking provides traditional financing, liquidity and treasury management, corporate and employee benefit trust, capital markets, direct investment and other financial services to businesses and governmental entities. It serves customers within the Corporation's primary markets as well as from a network of offices located in major U.S. cities. Corporate Banking includes: Large Corporate--customers having annual sales of more than $250 million; Middle Market--customers with annual sales of $5 million to $250 million and those in certain specialized industries such as real estate, communications, health care, natural resources, leasing and automobile dealer finance; and Equity Management--private equity investments.
  Corporate Banking provided 39 percent of line of business earnings in the first six months of 1995 compared with 50 percent in the first six months of 1994. Large Corporate earnings declined in 1995 as the benefit of an increase in average loans was more than offset by the impact of narrower spreads in the loan portfolio and a $15 million pretax benefit a year ago from resolution of a problem asset. Middle Market earnings declined primarily due to the allocation of provision for credit losses. A modest provision was allocated in 1995 compared with a negative provision in 1994 resulting from a significant reduction of problem assets. Asset quality continued to improve in the current period, however the impact was less and was offset by a provision allocation associated with loan growth.

CONSUMER BANKING l Consumer Banking provides lending, deposit, personal trust, brokerage and investment, payment system access and other financial services to consumers and small businesses. It provides services through a network of community banking and mortgage offices, alternative delivery systems such as ATMs and telephone banking, and regional banking centers offering a wide-array of products at a single point of contact. Consumer Banking includes: Private Banking--affluent consumers and charitable organizations with specialized banking requirements; Mass Market--small business customers having annual sales of up to $5 million and all other consumers who use traditional branch and direct banking services; and Mortgage Banking--residential and loan origination, acquisition and servicing activities and residential mortgage loans held in portfolio.
  The earnings contribution from Consumer Banking increased to 54 percent in the first six months of 1995 from 45 percent a year ago. Earnings from Private Banking increased in the first six months of 1995 as the benefit from loan growth, new trust business and higher brokerage fees. Mass Market earnings benefitted from an increase in average loans and deposits as a result of acquisitions and a greater assigned value for core deposits in the higher interest rate environment in 1995. Mortgage Banking continued to operate in an environment characterized by significantly reduced volumes. Earnings remained flat year to year as the benefit of an increase in portfolio loans, gains from originated mortgage servicing rights and higher gains from sales of servicing were offset by the impact of lower originations and narrower spreads in the loan portfolio.

ASSET MANAGEMENT l Asset Management provides trust and mutual fund investment management, strategy, research, and asset servicing for institutional and family wealth customers. It serves customers through one unified money management organization.
  Asset Management contributed 7 percent of line of business earnings in the first six months of 1995 compared with 5 percent a year ago. Asset Management earnings increased due to the impact of BlackRock, new business and an increase in the level of managed assets.

                         l  CORPORATE FINANCIAL REVIEW  l

                              balance sheet review
----------------------------------------------------------------

AVERAGE ASSETS

   Six months ended June 30
         In millions                  1995         1994
------------------------------------------------------------
Assets                             $61,806      $59,297
Earning assets                      57,333       55,625
Loans, net of
  unearned income                   35,755       32,278
Securities                          20,378       21,550
------------------------------------------------------------

LOANS l Average loans for the first six months of 1995 increased 10.8 percent over the comparable period in 1994, to $35.8 billion. Acquisitions increased the loan portfolio primarily in the Consumer Banking line of business. Excluding the impact of acquisitions, average loans increased 7.3 percent, of which the majority was in residential mortgages.
  The proportion of average loans to average earning assets increased to 62.4 percent in the first six months of 1995 compared with 58.0 percent a year ago. Management expects this ratio to increase further in 1995 as a result of loan growth and a decline in the securities portfolio.
  The Corporation manages credit risk associated with its lending activities through underwriting policies and procedures, portfolio diversification and loan monitoring practices. The composition of loan outstandings did not change significantly since year-end 1994.

LOAN PORTFOLIO COMPOSITION


                                  JUNE 30    December 31
    Percent of gross loans            1995          1994
--------------------------------------------------------------
Commercial                            34.7%          34.9%
Real estate project                    4.6            4.6
Real estate mortgage
  Residential                         28.2           26.0
  Commercial                           3.2            3.5
    Total real estate
    mortgage                          31.4           29.5
Consumer                              24.6           25.8
Other                                  4.7            5.2
                                  ----------------------------
    Total                            100.0%         100.0%
--------------------------------------------------------------

  At June 30, 1995, loan outstandings and net unfunded commitments increased $3.1 billion, or 5.0 percent, since year-end 1994. Unfunded commitments are net of participations and syndications.
  In addition, the Corporation had letters of credit outstanding totaling $4.0 billion and $4.3 billion at June 30, 1995 and December 31, 1994, respectively, primarily consisting of standby letters of credit.
  Total commercial loan outstandings increased $342 million from year-end 1994, partially offset by a reduction in certain low-spread loans. Growth in commercial unfunded commitments was broad based and increased $1.4 billion, or
7.4 percent, in the comparison.
  Total real estate project exposure increased slightly since year-end 1994. Real estate projects primarily consist of retail and office, multi-family, hotel/motel and residential projects. Approximately 70 percent of total outstandings are located in the Corporation's primary markets. The remaining projects are geographically dispersed throughout the United States.
  Real estate mortgage outstandings increased 10.0 percent primarily due to acquisitions and portfolio management strategies. As part of its overall asset/liability management strategy, the Corporation retains certain originated residential mortgage products in the loan portfolio. The remainder of its originations are securitized and sold.
  Consumer loan outstandings totaled $9.1 billion at June 30, 1995 compared with $9.2 billion at year-end 1994. The decline was primarily due to a planned reduction in indirect automobile loans.

                         l  CORPORATE FINANCIAL REVIEW  l

LOANS

                                                                   JUNE 30, 1995                 December 31, 1994
                                                         -----------------------------------------------------------------
                                                                         NET UNFUNDED                    Net Unfunded
                     In millions                         OUTSTANDINGS     COMMITMENTS    Outstandings     Commitments
--------------------------------------------------------------------------------------------------------------------------
Commercial
  Manufacturing                                               $ 2,473          $ 5,991        $ 2,434          $ 6,011
  Retail/Wholesale                                              2,342            2,368          2,148            2,123
  Service providers                                             1,589            1,643          1,534            1,384
  Communications
    Cable                                                         695              191            691              215
    Telephone/cellular                                            330            1,114            285              923
    Other                                                         191              213            125               93
                                                         -----------------------------------------------------------------
       Total communications                                     1,216            1,518          1,101            1,231
  Financial services                                              552            2,742            691            2,502
  Real estate related                                             677              281            610              180
  Health care                                                     658              862            606              958
  Public utilities                                                204            1,094            254            1,079
  Other                                                         3,076            3,809          3,067            3,447
                                                         -----------------------------------------------------------------
       Total commercial                                        12,787           20,308         12,445           18,915
Real estate project
  Construction and development                                    467              258            394              254
  Medium-term financings                                        1,240               43          1,234               56
                                                         -----------------------------------------------------------------
       Total real estate project                                1,707              301          1,628              310
Real estate mortgage
  Residential                                                  10,406            1,192          9,283              769
  Commercial                                                    1,194               13          1,261               19
                                                         -----------------------------------------------------------------
       Total real estate mortgage                              11,600            1,205         10,544              788
Consumer
  Home equity                                                   2,602            1,638          2,625            1,761
  Automobile                                                    2,385                           2,534
  Student                                                       1,316                6          1,258               30
  Credit card                                                     849            3,685            817            3,423
  Other                                                         1,941              242          1,953              330
                                                         -----------------------------------------------------------------
       Total consumer                                           9,093            5,571          9,187            5,544
Other                                                           1,729              880          1,843              917
Unearned income                                                  (226)                           (240)
                                                         -----------------------------------------------------------------
       Total, net of unearned income                          $36,690          $28,265        $35,407          $26,474
--------------------------------------------------------------------------------------------------------------------------

                         l  CORPORATE FINANCIAL REVIEW  l

SECURITIES l The securities portfolio declined $1.8 billion from year-end 1994 to $19.1 billion at June 30, 1995. Securities represented 33.5 percent of earning assets at June 30, 1995 compared with 36.3 percent at December 31, 1994 and 39.0 percent a year ago. As part of the Corporation's strategic balance sheet realignment, management expects the securities portfolio to approximate 30 percent of earning assets by the end of 1995, excluding the impact of pending acquisitions.
  At June 30, 1995, the securities portfolio included $11.2 billion and $1.9 million of collateralized mortgage obligations and mortgage-backed securities, respectively. The characteristics of these investments include principal guarantees, primarily by U.S. Government agencies, marketability, and availability as collateral for additional liquidity. The expected lives of mortgage-related securities can vary as a result of changes in interest rates. In a declining rate environment, prepayments may accelerate and, therefore, shorten expected lives. The Corporation monitors the impact of this risk through the use of an income simulation model as part of the asset/liability management process.
  Other U.S. Government agencies securities and asset-backed private placements represent AAA-rated, variable-rate instruments. The interest rates on these instruments float with various indices and are limited by periodic and maximum caps. These securities have an initial specified term at the end of which the maturity may be extended or called at the option of the issuer. Other debt securities consist primarily of private label collateralized mortgage obligations.

SECURITIES
                                                JUNE 30, 1995                                 December 31, 1994
                                  --------------------------------------------------------------------------------------------

                                  AMORTIZED      UNREALIZED                      Amortized       Unrealized
                                             ------------------                              -------------------
           In millions              COST      GAINS     LOSSES   FAIR VALUE        Cost       Gains     Losses    Fair Value
------------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
    U.S. Treasury                   $ 1,796       $29                $ 1,825        $ 1,794                $  93      $ 1,701
    U.S. Government agencies and
       corporations
         Mortgage-related            10,354        13      $286       10,081         10,920                1,025        9,895
         Other                        1,000         1                  1,001          1,000                   28          972
    State and municipal                 337        21         1          357            348       $12          2          358
    Asset-backed private
     placements                       1,597        12                  1,609          1,597                   33        1,564
    Other debt
     Mortgage-related                   677         1        13          665            726                   43          683
     Other                              591                   2          589            769                   20          749
  Other                                 306         1                    307            310         1                     311
                                  --------------------------------------------------------------------------------------------
    Total                           $16,658       $78      $302      $16,434        $17,464       $13     $1,244      $16,233
                                  --------------------------------------------------------------------------------------------
Securities available for sale
  Debt securities
    U.S. Treasury                     $  94       $ 1                  $  95          $ 401                 $  8        $ 393
    U.S. Government agencies and
       corporations
         Mortgage-related             1,437        20       $10        1,447          2,161                   69        2,092
         Other                           25                   2           23             25                    4           21
  Other debt
     Mortgage-related                   670         1         2          669            749                   17          732
     Other                              108         1                    109            117        $2                     119
  Corporate stocks and other            104         2         2          104            105         1          6          100
                                  -------------------------------------------------------------------------------------------
    Total                            $2,438       $25       $16       $2,447         $3,558        $3       $104       $3,457
------------------------------------------------------------------------------------------------------------------------------

                         l  CORPORATE FINANCIAL REVIEW  l

EXPECTED MATURITY DISTRIBUTION OF SECURITIES

                                                                                                              Weighted
                                                                                1997 and                       Average
             Dollars in millions                    1995           1996          beyond          Total          Life
-----------------------------------------------------------------------------------------------------------------------------
Investment securities
  Debt securities
    U.S. Treasury                                                                $ 1,796        $ 1,796            3.6 yr
    U.S. Government agencies and corporations
       Mortgage-related                            $ 1,184        $ 2,242          6,928         10,354            2.6
       Other                                                        1,000                         1,000            1.1
    State and municipal                                 10             22            305            337            8.9
    Asset-backed private placements                                 1,347            250          1,597            1.2
    Other debt
       Mortgage-related                                 65            144            468            677            2.9
       Other                                           163            237            191            591            1.3
  Other                                                                              306            306             NM
                                                   ------------------------------------------------------
       Total investment securities                   1,422          4,992         10,244         16,658            2.6
Securities available for sale
  Debt securities
    U.S. Treasury                                       51              3             40             94            2.3
    U.S. Government agencies and corporations
       Mortgage-related                                178            261            998          1,437            5.6
       Other                                                            5             20             25            2.6
    Other debt
       Mortgage-related                                 83            151            436            670            3.4
       Other                                             3              4            101            108            7.0
  Corporate stocks and other                                                         104            104             NM
                                                   ------------------------------------------------------
       Total securities available for sale             315            424          1,699          2,438            4.9
                                                   ------------------------------------------------------
       Total                                       $ 1,737        $ 5,416        $11,943        $19,096            2.9 yr
                                                   ------------------------------------------------------
Percent of total                                       9.1%          28.4%          62.5%         100.0%
                                                   ------------------------------------------------------
Securities with interest rates that are
  Fixed                                            $ 1,495        $ 2,693        $10,394        $14,582
  Variable                                             242          2,723          1,549          4,514
-----------------------------------------------------------------------------------------------------------------------------

NM--not meaningful

  The expected weighted average life of the securities portfolio was 2 years and eleven months at June 30, 1995 compared with 4 years at year-end 1994. Mortgage-related securities and other instruments are distributed based on expected weighted average lives determined by historical experience.
  Securities available for sale are recorded at fair value in the consolidated balance sheet and net unrealized gains or losses, net of tax, are reflected as an adjustment to shareholders' equity. The Corporation may sell such securities as part of the overall asset/liability management process should market conditions or other factors warrant. Gains and losses from such transactions would be reflected in results of operations.

                         l  CORPORATE FINANCIAL REVIEW  l

  Management is currently reviewing the asset and liability management position of Midlantic and is considering various actions to maintain the Corporation's existing interest rate risk position. As a result of further analyses, certain investment securities may be reclassified or sold and, under such circumstances, will be accounted for at fair value. On a pro forma basis, the combined investment securities held to maturity of the Corporation and Midlantic, had a net unrealized pretax loss of $274 million at June 30, 1995. In addition, certain interest rate swaps are associated with investment securities. If such securities are reclassified or sold, the fair value of such securities will also reflect the estimated fair value of the related interest rate swaps, if any. On a pro forma basis, interest rate swaps designated to investment securities had an estimated net unrealized pretax loss of $249 million at June 30, 1995. Management has not made a determination with respect to such matters.
AVERAGE FUNDING SOURCES

    Six months ended June 30
          In millions                  1995          1994
-------------------------------------------------------------
Deposits                            $33,422       $31,996
Borrowed funds                       13,302        11,253
Notes and debentures                  9,475        10,589
Shareholders' equity                  4,363         4,299
-------------------------------------------------------------

FUNDING SOURCES l Average deposits increased $1.4 billion, or 4.5 percent, compared with the first six months of 1994 primarily due to acquisitions. Average noninterest-bearing sources were 12.9 percent of total funding sources during the first six months of 1995 compared with 14.1 percent a year ago.

FUNDING SOURCES

                                    JUNE 30   December 31
          In millions                  1995          1994
-------------------------------------------------------------
Deposits
  Demand, savings and money
    market                          $17,549       $19,313
  Time                               14,341        13,100
  Foreign                             3,400         2,598
                                  --------------------------
    Total deposits                   35,290        35,011
Borrowed funds
  Repurchase agreements               5,793         3,785
  Treasury, tax and loan              1,425         1,989
  Federal funds purchased             2,153         2,181
  Commercial paper                      576         1,226
  Other                               2,439         2,427
                                  --------------------------
    Total borrowed funds             12,386        11,608
Notes and debentures
  Bank notes                          5,132         8,825
  Federal Home Loan Bank              1,826         1,384
  Other                               2,037         1,545
                                  --------------------------
    Total notes and debentures        8,995        11,754
                                  --------------------------
    Total                           $56,671       $58,373
-------------------------------------------------------------

  Total deposits at June 30, 1995 were relatively unchanged from year-end 1994. Demand, savings and money market deposits declined $1.8 billion to $17.5 billion and time deposits increased $1.2 billion to $14.3 billion at June 30, 1995. The change in composition of such deposit products was primarily due to customers shifting to higher rate deposit products. The rate of customer product migration is expected to decline during the remainder of 1995.

                         l  CORPORATE FINANCIAL REVIEW  l

  Brokered deposits totaled $2.3 billion at June 30, 1995 compared with $2.8 billion at December 31, 1994. Retail brokered deposits are issued or participated-out by brokers in denominations of $100,000 or less. Such deposits represented 75.8 percent of the total brokered at June 30, 1995 compared with
77.2 percent at year-end 1994.
  The change in the composition of borrowed funds and notes and debentures reflects asset/liability management activities to utilize less costly sources of funds. In addition, the Corporation extended the maturity structure of approximately $24 billion of interest-bearing funding sources that matured in the first six months of 1995. These initiatives were achieved through a variety of funding sources, primarily repurchase agreements and term Federal funds, with maturities ranging from six months to one year.

CAPITAL l Acquisition capability, funding alternatives, new business activities, deposit insurance costs, and the level and nature of expanded regulatory oversight depend in large part on a banking institution's capital strength. The minimum regulatory capital ratios are 4.00 percent for Tier I, 8.00 percent for total risk-based and 3.00 percent for leverage. However, regulators may require higher capital levels when a bank's particular circumstances warrant. To be classified as well capitalized, regulators require capital ratios of 6.00 percent for Tier I, 10.00 percent for total risk-based and 5.00 percent for leverage. At June 30, 1995, the capital position of each bank affiliate was classified as well capitalized.
RISK-BASED CAPITAL AND CAPITAL RATIOS

                                  JUNE 30   December 31
     Dollars in millions             1995          1994
------------------------------------------------------------
RISK-BASED CAPITAL
Shareholders' equity               $4,436        $4,394
Goodwill                             (615)         (373)
Net unrealized securities
  losses                               41           119
                                  --------------------------
  Tier I risk-based capital         3,862         4,140
Subordinated debt                   1,102           752
Eligible allowance for credit
  losses                              603           605
                                  --------------------------
  Total risk-based capital         $5,567        $5,497
                                  --------------------------
ASSETS
Risk-weighted assets and
  off-balance-sheet
  instruments                     $47,880       $48,007
Average tangible assets            61,363        62,842
CAPITAL RATIOS
Tier I risk-based capital            8.07%         8.62%
Total risk-based capital            11.63         11.45
Leverage                             6.29          6.59
------------------------------------------------------------

  The decline in Tier I risk-based capital reflects the impact of goodwill from acquisitions and the stock repurchase program. Goodwill increased in the comparison due to the acquisition of BlackRock in February 1995. The pending merger with Midlantic is expected to enhance capital ratios.
  In January 1995, the board of directors approved a stock repurchase program which authorized the Corporation to purchase up to 24 million additional common shares over the following two years. As of June 30, 1995, approximately 6.5 million shares were purchased by the Corporation pursuant to this plan at an average price of $24.74 per share. The Corporation expects its ability to repurchase additional shares will be significantly limited due to pooling of interests constraints associated with the pending Midlantic merger.
  The Corporation maintains its capital positions primarily through the issuance of debt and equity instruments, its dividend policy and retained earnings.

                         l  CORPORATE FINANCIAL REVIEW  l

                                risk management
---------------------------------------------------------------

The Corporation's ordinary course of business involves varying degrees of risk taking, the most significant of which are interest rate, credit and liquidity risk. In order to manage these risks, the Corporation has risk management processes designed to provide for risk identification, measurement, monitoring and control.

INTEREST RATE RISK l Interest rate risk is the sensitivity of net interest income and the market value of financial instruments to the magnitude, direction and frequency of changes in interest rates. Interest rate risk results from various repricing frequencies, changes in the relationship or spread between interest rates and the maturity structure of assets, liabilities, and off-balance-sheet positions. Asset/liability management uses a variety of investments, funding sources and off-balance-sheet instruments in managing the overall interest rate risk profile of the Corporation.
  A number of tools are used to measure interest rate risk including income simulation modeling and interest sensitivity ("gap") analyses.
  In addition, the Corporation is in the process of developing longer-term measures of interest rate sensitivity including duration of equity and equity at risk. Such models estimate the impact on the value of equity resulting from changes in interest rates and are designed to supplement the simulation model and gap analyses.
  An income simulation model is the primary mechanism used by management to measure interest rate risk. The primary purpose of the simulation model is to assess the direction and magnitude of the impact of most likely (a "base case" which management believes is reasonably likely to occur) and higher and lower ("alternative") interest rate scenarios on net interest income.
  The results of the simulation model are highly dependent on numerous assumptions. These assumptions generally fall into two categories: those relating to the interest rate environment and those relating to general business and economic factors. Assumptions related to the interest rate environment include the level of various interest rates, the shape of the yield curve, and the relationship among these factors as rates change. Also included are other rate-related factors, such as prepayment speeds on mortgage-related assets and the cash flows and maturities of financial instruments including index-amortizing interest rate swaps. Assumptions related to general business and economic factors include changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and management's financial and capital plans. The assumptions are developed based on current business and asset/liability management strategies, historical experience, the current economic environment, forecasted economic conditions and other analyses. These assumptions are inherently uncertain and subject to change as time passes. Accordingly, they are updated on at least a quarterly basis and will not necessarily provide a precise estimate of net interest income or the impact of higher or lower interest rates.
  Using these assumptions, the model simulates net interest income under the base case scenario and evaluates the relative risk of changes in interest rates by simulating the impact on net interest income of gradual parallel shifts in interest rates of 100 basis points higher and lower than the base case scenario. In such alternative scenarios, certain assumptions that are directly dependent on the interest rate environment are adjusted for the respective higher or lower interest rate environment. Other assumptions related to general and economic factors are held constant with those developed for the base case scenario. As a result, the alternative interest rate scenarios indicate what may happen to net interest income if interest rates were to change to the levels of the higher and lower scenarios but do not predict what may happen to net interest income if business and economic assumptions are not realized.

                         l  CORPORATE FINANCIAL REVIEW  l

  Actual results will differ from the simulated results of the base case scenario and of each alternative scenario due to various factors including timing, direction, magnitude and frequency of interest rate changes, the relationship or spread between various interest rates, changes in market conditions, loan volumes and pricing, deposit sensitivity, customer preferences, competition, and the actual interaction of the numerous assumptions. In addition, the actual results will be affected by the impact of mergers or acquisitions and business and asset/ liability management strategies that differ from those assumed in the model. While the simulation model measures the relative risk of changes in interest rates on net interest income, the actual impact on net interest income could exceed or be less than the amounts projected in the base case and in each alternative scenario. If interest rates exceed those assumed in the high alternative scenario, or if interest rates are less than those assumed in the low alternative scenario, the actual impact on net interest income could further differ from the simulated results.
  In July 1995, the Federal Reserve lowered the federal funds rate by 25 basis points in response to indications of less inflationary pressures and a slower rate of growth in the economy. Management expects economic growth in 1995 to continue to be at a slower pace.
  The following table sets forth interest rates for the periods indicated including management's base case scenario and the industry consensus for the twelve months ended June 30, 1996 as reported in the Blue Chip Financial Forecasts.

INTEREST RATES

[CAPTION]

                                                     Industry
                                                     Consensus
                             Base case scenario     Average for
                             ------------------    Twelve Months
                    June     December     June      Ended June
                    1995       1995       1996         1996
-----------------------------------------------------------------

Federal funds        6.00         5.25     5.00             5.58
3-month LIBOR        6.01         5.35     5.20             5.75
5-year U.S.
  Treasury Note      5.93         5.70     5.70             5.98
Spread between Fed
  funds and 5-year
  Treasury             (7)BP        45bp     70bp             40bp
------------------------------------------------------------------

  If interest rates increase evenly over the next four quarters by 100 basis points more than the base case scenario, the simulation model projects net interest income would decline from the base case scenario by 1.26 percent. Conversely, if interest rates decline by 100 basis points, net interest would remain substantially unchanged from the base case scenario.
  The simulated results of management's base case scenario for 1995 are consistent with previously reported expectations. However, the model does not reflect the impact of pending acquisitions.

                         l  CORPORATE FINANCIAL REVIEW  l

  An interest sensitivity (gap) analysis represents a point-in-time net position of assets, liabilities and off-balance-sheet instruments subject to repricing in specified time periods. A cumulative liability-sensitive gap position indicates liabilities are expected to reprice more quickly than assets over a specified time period. Alternatively, a cumulative asset-sensitive gap position indicates assets are expected to reprice more quickly than liabilities. The gap analysis alone does not accurately measure the magnitude of changes in net interest income since changes in interest rates over time do not impact all categories of assets, liabilities and off-balance-sheet instruments equally or simultaneously. The cumulative one-year gap position was 2.6 percent asset sensitive at June 30, 1995, compared with a liability sensitive position of 1.5 percent and 18.4 percent at year end 1994 and June 30, 1994, respectively.

FINANCIAL DERIVATIVES

[CAPTION]

                            Positive                Negative     Total
                Notional      Fair      Notional      Fair      Notional
 In millions     Value       Value       Value       Value       Value
-----------------------------------------------------------------------------
June 30, 1995
Interest rate
  swaps
 Receive-fixed    $ 589        $11      $ 9,479      $ (142)    $10,068
 Pay-fixed           10                   5,608        (293)      5,618
 Basis swap         465          8                                  465
                            -------------------------------------------------
  Total swaps     1,064         19       15,087        (435)     16,151
Interest rate
  caps            5,500         27                                5,500
                            -------------------------------------------------
 Total           $6,564        $46      $15,087      $ (435)    $21,651
                            -------------------------------------------------
December 31, 1994
Interest rate
  swaps
 Receive-fixed  $   119       $  4      $11,375      $ (772)    $11,494
 Pay-fixed        5,060         26          658         (19)      5,718
                            -------------------------------------------------
  Total swaps     5,179         30       12,033        (791)     17,212
Interest rate
  caps            5,500        132                                5,500
                            -------------------------------------------------
 Total          $10,679       $162      $12,033      $ (791)    $22,712
---------------------------------------------------------------

In the ordinary course of business, the Corporation utilizes off-balance-sheet financial derivatives as part of its overall interest rate risk management process. Such instruments primarily consist of interest rate swaps, interest rate caps, futures, and forward contracts which are used to manage interest rate risk.
  Financial derivatives involve, to varying degrees, interest rate and credit risk in excess of the amount recognized in the balance sheet. The Corporation manages overall interest rate risk, including that related to financial derivatives, as part of its asset/liability management process. Financial derivative transactions are also subject to the Corporation's credit policies and procedures.
  Interest rate swaps are agreements to exchange fixed and floating interest rate payments that are calculated on a notional principal amount. The floating rate is based on a money market index, primarily short-term LIBOR indices. The Corporation uses interest rate swaps to convert fixed rate assets or liabilities to floating rate instruments or convert floating rate assets or liabilities to fixed rate instruments. The Corporation's swaps do not contain leverage or any similar features.
  Substantially all receive-fixed swaps are index amortizing and are primarily associated with commercial loans and deposits. The Corporation receives payments based on fixed interest rates and makes payments based on floating money market indices, primarily 1-month and 3-month LIBOR. The notional values of the receive-fixed swaps amortize on predetermined dates and in predetermined amounts based on market movements of the designated index, which are primarily 3-year U.S. Treasury constant maturities and 3-month LIBOR.
  Approximately $5.0 billion of the Corporation's pay-fixed interest rate swaps are associated with collateralized mortgage and U.S. Treasury obligations in the investment securities portfolio. The Corporation receives payments based on floating money market indices, primarily 3-month LIBOR, and pays fixed interest rates. In March 1995, the Corporation entered into forward start, pay-fixed interest rate swap contracts with a $2.0 billion notional value to alter the repricing characteristics of overnight borrowings. The Corporation paid 6.20 percent and received the average Federal funds rate over the term of the contracts. The contracts were effective April 3, 1995 and matured June 30, 1995.
  The Corporation's basis swap modifies the interest rate characteristics of one-year bank notes. The bank notes bear interest based on the 6-month Treasury bill index. Under this swap the Corporation receives payments based on the 6-month Treasury bill index and makes payments based on 1-month LIBOR.

                         l  CORPORATE FINANCIAL REVIEW  l

  Interest rate caps are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate exceeds a defined cap rate, up to a contractually specified limit, applied to a notional amount. The Corporation entered into interest rate caps to reduce exposure to higher interest rates. In November 1994, the Corporation paid a $129.6 million premium for interest rate caps with a notional value of $5.5 billion. The effect of these caps is to modify the interest rate characteristics of certain fixed-rate collateralized mortgage obligations to be variable within certain ranges. The caps require the counterparty to pay the Corporation the excess of 3-month LIBOR over a specified cap rate, currently 6.00 percent, computed quarterly based on the notional value of the contracts. At June 30, 1995, 3-month LIBOR was 6.01 percent. The cap rate adjusts to 6.50 percent during the fourth quarter of 1995 and the contracts expire during the fourth quarter of 1997. The agreements limit the amount payable to the Corporation to 150 basis points over the cap rate.
  Futures contracts are agreements to purchase or sell a financial instrument at a specified future date, quantity and price or yield. Futures contracts have standardized contractual terms and are traded on organized exchanges. The futures contracts hedged interest rate risk associated with the anticipated reissuance of approximately $2.5 billion of short-term borrowings that matured in June 1995.
  Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield. The Corporation uses forward contracts to manage interest rate risk associated with its mortgage banking activities. Commitments to purchase and sell forward contracts totaled $327 million and $828 million, respectively, at June 30, 1995. Substantially all contracts mature within 90 days.
  During the first six months of 1995, interest rate swaps and caps negatively affected net interest income by $90.8 million compared with a benefit of $96.1 million in 1994. Based on its base case scenario, and as reflected in the results of the simulation model, management expects interest rate swaps and caps will continue to adversely impact net interest income in 1995.

FINANCIAL DERIVATIVES ACTIVITY

          Notional value                     January 1                       Maturities/                             June 30
            In millions                        1995           Additions      Amortization      Terminations            1995
 ----------------------------------------------------------------------------------------------------------------------------
 Interest rate swaps
   Receive-fixed                               $11,494           $  489           $(1,915)                            $10,068
   Pay-fixed                                     5,718            2,200            (2,260)             $(40)            5,618
   Basis swaps                                                      465                                                   465
 Interest rate caps                              5,500                                                                  5,500
 Eurodollar futures                                               2,500            (2,500)
                                             --------------------------------------------------------------------------------
     Total                                     $22,712           $5,654           $(6,675)             $(40)          $21,651
 ----------------------------------------------------------------------------------------------------------------------------

  In connection with the management of its overall asset and liability position, the Corporation continues to evaluate various alternatives regarding financial derivatives, including termination of certain contracts. The fair values of financial derivatives are estimates of amounts that would be received or paid upon termination of the related contracts. Such fair values are not recorded in the Corporation's financial statements. If interest rate swaps are terminated, the net loss would be deferred and amortized over the shorter of the remaining original life of the agreements or the designated instrument. If the underlying designated instrument is terminated or matures, the net loss would be recognized immediately. Subsequent to June 30, 1995, the Corporation terminated $2.0 billion of pay-fixed interest rate swaps. The terminations resulted in a loss of $99.3 million, which will be deferred and amortized as an adjustment to interest income or expense of the designated instruments, ratably over 2 years and 9 months.
  Based upon a preliminary review of Midlantic's asset and liability management position, the Corporation anticipates terminating its interest rate cap position concurrent with, or shortly after, consummation of the merger, which is expected by year-end 1995. Upon termination, the Corporation expects to record a pretax loss of approximately $60 million, measured
                         l  CORPORATE FINANCIAL REVIEW  l

by the difference between the unamortized premium and the estimated fair value.
  The weighted average expected maturity of receive-fixed interest rate swap contracts shortened to 8 months at June 30, 1995 compared with 2 years and 10 months at year-end 1994, reflecting expected amortization of index-amortizing swaps as a result of lower interest rates. Should interest rates increase, the maturity of such swaps would extend. Substantially all index-amortizing swaps contractually mature by the end of 1998. The following table sets forth the expected maturity distribution of the notional value of interest rate swaps and the associated weighted average interest rates on the instruments maturing in the respective year, assuming management's base case interest rate scenario. Variable rates paid or received are subject to change as the underlying index floats with changes in the market. For purposes of the following table, $2.0 billion of pay-fixed interest rate swaps terminated subsequent to June 30, 1995, are included in the 1995 amount.

EXPECTED MATURITY DISTRIBUTION OF INTEREST RATE SWAPS

                                                                                                    1999 and
                 Dollars in millions                     1995       1996       1997       1998       beyond        Total
------------------------------------------------------------------------------------------------------------------------------
Receive-fixed
  Notional value                                        $3,828     $5,545       $695                              $10,068
  Weighted average fixed interest rate received           5.71%      5.35%      5.24%                                5.48%
  Weighted average variable interest rate paid            5.56       5.40       5.38                                 5.46
Pay-fixed
  Notional value                                        $2,060       $365     $1,040     $2,050        $103        $5,618
  Weighted average variable interest rate received        5.97%      5.43%      5.55%      5.61%       5.67%         5.72%
  Weighted average fixed interest rate paid               7.93       6.86       7.90       7.94        9.37          7.88
------------------------------------------------------------------------------------------------------------------------------

  For interest rate swaps and caps, interest payments and with respect to caps, the premium, respectively, are exchanged; therefore, cash requirements and exposure to credit risk are significantly less than the notional principal amount. The Corporation seeks to minimize the credit risk associated with its interest rate swaps and cap activities primarily by entering into transactions with only a select number of high-quality institutions, establishing credit limits with counterparties and, where applicable, requiring segregated collateral or bilateral-netting agreements.

CREDIT RISK l Credit risk represents the possibility that a customer or counterparty may not perform in accordance with contractual terms. Credit risk is inherent in the lending business and results from extending credit to customers, purchasing securities, and entering into certain off-balance-sheet financial instruments. The Corporation seeks to manage credit risk through diversification, utilizing exposure limits to any single industry or customer, requiring collateral and selling participations to third parties.

                         l  CORPORATE FINANCIAL REVIEW  l

NONPERFORMING ASSETS

                                   June 30      December 31
     Dollars in millions             1995          1994
-------------------------------------------------------------

Nonaccrual loans
  Commercial                         $110           $143
  Real estate project                  95             70
  Real estate mortgage
    Commercial                         44             44
    Residential                        52             53
                                   --------------------------
    Total nonaccrual loans            301            310
Restructured loans                      7              9
                                   --------------------------
    Total nonperforming loans         308            319
Foreclosed assets
  Real estate project                  88             77
  Real estate mortgage
    Commercial                          4              5
    Residential                        25             21
  Other                                21             24
                                   --------------------------
    Total foreclosed assets           138            127
                                   --------------------------
    Total                            $446           $446
                                   --------------------------
Nonperforming loans to loans          .84%           .90%
Nonperforming assets to loans
  and foreclosed assets              1.21           1.25
Nonperforming assets to assets        .71            .69
-------------------------------------------------------------

  The following table sets forth changes in nonperforming assets during the first six months of 1995.

CHANGE IN NONPERFORMING ASSETS

                 In millions                     1995
----------------------------------------------------------
Balance at January 1                             $446
Transferred from accrual                          153
Acquisitions                                        1
Returned to performing                            (15)
Principal reductions                              (83)
Sales                                             (23)
Charge-offs and valuation adjustments             (33)
                                             --------
  Balance at June 30                             $446
----------------------------------------------------------

  Accruing loans contractually past due 90 days or more as to the payment of principal or interest totaled $151 million at June 30, 1995 compared with $148 million at December 31, 1994. Residential mortgages and student loans totaling $59 million and $33 million, respectively, were included in the total at June 30, 1995 compared with $50 million and $36 million, respectively, at year-end 1994.
  In determining the adequacy of the allowance for credit losses, the Corporation allocates reserves to specific problem loans based on a collectibility review and pools of watchlist and non-watchlist loans for various credit risk factors. Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No.
118. Under this Standard, the Corporation estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral.
  The allowance for credit losses totaled $961 million at June 30, 1995 compared with $1.0 billion at December 31, 1994. The allowance as a percentage of period-end loans and nonperforming loans was 2.62 percent and 311.5 percent, respectively, at June 30, 1995. The comparable year-end 1994 amounts were 2.83 percent and 314.2 percent, respectively.





CHARGE-OFFS AND RECOVERIES

                                                         Percent of
    Dollars in                                    Net      Average
     millions        Charge-offs  Recoveries  Charge-offs    Loans
 ------------------------------------------------------------------
 Six months ended
 June 30, 1995
 Commercial               $26         $13          $13        .21%
 Real estate
   project                  1           1
 Real estate
  mortgage
   Commercial               2                        2         .33
   Residential              6           1            5         .10
 Consumer                  39          17           22         .49
                  ---------------------------------
     Total                $74         $32          $42         .23%
                  -------------------------------------------
 Six months ended
 June 30, 1994
 Commercial               $28         $12          $16         .28%
 Real estate
   project                  9           1            8         .93
 Real estate
  mortgage
   Commercial               2           1            1         .20
   Residential             10           1            9         .23
 Consumer                  32          15           17         .40
                  ---------------------------------
     Total                $81         $30          $51         .32%
 -------------------------------------------------------------

                         l  CORPORATE FINANCIAL REVIEW  l

LIQUIDITY RISK l Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors and debtholders, and invest in other strategic initiatives. Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and debtholders. Liquidity is managed through the coordination of the relative maturities of assets, liabilities and off-balance-sheet positions and is enhanced by the ability to raise funds in capital markets.
  Liquid assets consist of cash and due from banks, short-term investments, loans held for sale and securities available for sale. At June 30, 1995, such assets totaled $6.3 billion. Liquidity is also provided by residential mortgages which may be used as collateral for funds obtained through the Federal Home Loan Bank system and by mortgage-related securities available as collateral for securities sold under agreements to repurchase. At June 30, 1995, approximately $5.5 billion of residential mortgages were available as collateral for borrowings from the Federal Home Loan Bank system. Mortgage-related securities available as collateral for securities sold under agreements to repurchase totaled $5.3 billion at June 30, 1995. The planned reduction in the securities portfolio and related wholesale funding sources is not expected to affect materially overall liquidity.
  Liquidity for the parent company and its affiliates is also generated through the issuance of securities in public or private markets, lines of credit and dividends from subsidiaries. Under effective shelf registration statements at June 30, 1995, the Corporation had available $140 million of debt, $300 million of preferred stock and $350 million of securities that may be issued as either debt or preferred stock. In addition, the Corporation had a $300 million unused committed line of credit. Funds obtained from any of these sources can be used for both bank and nonbank activities. In addition to current parent company funds, the funding for pending or potential acquisitions may include the issuance of instruments that qualify as regulatory capital, such as preferred stock or subordinated debt.
  Management believes the Corporation has sufficient liquidity to meet its current obligations to customers, debtholders and others. The impact of replacing maturing liabilities is reflected in the income simulation model used in the Corporation's overall asset/liability management process. At June 30, 1995, the model assumed short term rates and the cost of replacement funding would decline modestly.

                         l  CORPORATE FINANCIAL REVIEW  l

                           second quarter 1995 versus
                              second quarter 1994
---------------------------------------------------------------

  Net income for the second quarter of 1995 was $137.0 million, or $.59 per fully diluted common share, compared with $187.8 million, or $.79 per share, in the comparable quarter of 1994. Return on average assets and return on average common shareholders' equity were .89 percent and 12.59 percent, respectively, in the second quarter of 1995. The corresponding returns in 1994 were 1.26 percent and 17.70 percent.
  On a fully taxable-equivalent basis, net interest income for the second quarter of 1995 was $370.6 million, a decrease of $130.8 million, or 26.1 percent, from the comparable year-earlier period. The decline in net interest income reflects the impact of interest rate swaps and caps and actions taken to reduce investment and wholesale funding activities.
  The Corporation did not record a provision for credit losses in the second quarter of 1995. The provision for credit losses was $25.0 million in the second quarter of 1994. Continuing improvement in economic conditions combined with management's ongoing efforts to improve asset quality resulted in lower nonperforming assets and charge-offs, and a higher reserve coverage of nonperforming loans.
  Excluding the results of securities transactions, noninterest income increased $29.0 million, or 12.7 percent, to $257.3 million during the second quarter of 1995. Investment management and trust increased $24.0 million to $97.5 million. The BlackRock acquisition contributed approximately $18 million to the increase. Service charges, fees and commissions decreased $3.2 million to $89.0 million reflecting the impact of the Corporation's credit card alliance, which was effective May 1, 1995. Mortgage banking income increased to $50.7 million, or
18.8 percent, compared with $42.7 million in 1994. Gains from originated mortgage servicing rights totaling $12.1 million in the second quarter of 1995 more than offset a modest decline in servicing revenue and lower gains on sales of servicing. Net securities gains totaled $7.8 million in the second quarter of 1995 compared with net losses of $85 thousand a year ago.
  Noninterest expense increased to $426.4 million, compared with $418.3 million a year ago, primarily due to acquisitions. Excluding acquisitions, noninterest expense decreased 5.5 percent when compared with the second quarter of 1994.

                         l  CONSOLIDATED BALANCE SHEET  l

                                                                                                       December
                                                                                          JUNE 30         31
                        Dollars in millions, except par values                              1995         1994
---------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                                  $ 2,612       $ 2,592
Short-term investments                                                                       502           809
Loans held for sale                                                                          773           487
Securities available for sale                                                              2,447         3,457
Investment securities, fair value of $16,434 and $16,233                                  16,658        17,464
Loans, net of unearned income of $226 and $240                                            36,690        35,407
  Allowance for credit losses                                                               (961)       (1,002)
                                                                                         ----------------------------
  Net loans                                                                               35,729        34,405
Other                                                                                      4,042         4,931
                                                                                         ----------------------------
  Total assets                                                                           $62,763       $64,145
                                                                                         ----------------------------
LIABILITIES
Deposits
  Noninterest-bearing                                                                    $ 6,660       $ 6,992
  Interest-bearing                                                                        28,630        28,019
                                                                                         ----------------------------
    Total deposits                                                                        35,290        35,011
Borrowed funds
  Federal funds purchased                                                                  2,154         2,181
  Repurchase agreements                                                                    5,793         3,785
  Commercial paper                                                                           576         1,226
  Other                                                                                    3,863         4,416
                                                                                         ----------------------------
    Total borrowed funds                                                                  12,386        11,608
Notes and debentures                                                                       8,995        11,754
Other                                                                                      1,656         1,378
                                                                                         ----------------------------
  Total liabilities                                                                       58,327        59,751
                                                                                         ----------------------------
SHAREHOLDERS' EQUITY
Preferred stock - $1 par value
  Authorized: 17,562,360 and 17,601,524 shares
  Issued and outstanding: 881,802 and 920,966 shares
  Aggregate liquidation value: $18 and $19                                                     1             1
Common stock - $5 par value
  Authorized: 450,000,000 shares
  Issued: 236,486,596 and 236,063,418 shares                                               1,182         1,180
Capital surplus                                                                              461           462
Retained earnings                                                                          3,119         3,018
Deferred ESOP benefit expense                                                                (83)          (83)
Net unrealized securities losses                                                             (41)         (119)
Common stock held in treasury at cost: 8,425,134 and 2,814,910 shares                       (203)          (65)
                                                                                         ----------------------------
  Total shareholders' equity                                                               4,436         4,394
                                                                                         ----------------------------
  Total liabilities and shareholders' equity                                             $62,763       $64,145
---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                      l  CONSOLIDATED STATEMENT OF INCOME  l

                                                                    THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                         JUNE 30                         JUNE 30
                                                               ------------------------------------------------------------
In thousands, except per share data                                1995            1994          1995             1994
----------------------------------------------------------------------------------------------------------------------------

INTEREST INCOME
Loans and fees on loans                                        $  737,967       $594,011      $1,445,006       $1,166,847
Securities                                                        283,364        316,647         578,787          612,455
Other                                                              21,308         24,336          42,929           50,796
                                                                ------------------------------------------------------------
  Total interest income                                         1,042,639        934,994       2,066,722        1,830,098
INTEREST EXPENSE
Deposits                                                          320,284        217,512         612,618          417,516
Borrowed funds                                                    214,908        110,574         418,867          207,311
Notes and debentures                                              145,119        113,949         288,935          214,971
                                                                ------------------------------------------------------------
  Total interest expense                                          680,311        442,035       1,320,420          839,798
                                                                ------------------------------------------------------------
  Net interest income                                             362,328        492,959         746,302          990,300
Provision for credit losses                                                       25,030                           50,045
                                                                ------------------------------------------------------------
  Net interest income less provision for credit losses            362,328        467,929         746,302          940,255
NONINTEREST INCOME
Investment management and trust                                    97,509         73,494         176,649          146,461
Service charges, fees and commissions                              88,984         92,205         180,408          180,041
Mortgage banking                                                   50,670         42,658          95,320           80,363
Net securities gains (losses)                                       7,782            (85)          9,036           30,307
Other                                                              20,089         19,968          40,734           49,619
                                                                ------------------------------------------------------------
  Total noninterest income                                        265,034        228,240         502,147          486,791
NONINTEREST EXPENSE
Staff expense                                                     204,590        203,972         406,448          410,871
Net occupancy and equipment                                        67,909         66,860         136,759          132,142
Other                                                             153,904        147,463         320,575          302,128
                                                                ------------------------------------------------------------
  Total noninterest expense                                       426,403        418,295         863,782          845,141
                                                                ------------------------------------------------------------
  Income before income taxes                                      200,959        277,874         384,667          581,905
Applicable income taxes                                            63,971         90,029         122,028          188,371
                                                                ------------------------------------------------------------
  Net income                                                   $  136,988       $187,845      $  262,639       $  393,534
                                                                ------------------------------------------------------------
EARNINGS PER COMMON SHARE
Primary                                                              $.59           $.79           $1.13            $1.66
Fully diluted                                                         .59            .79            1.13             1.65
CASH DIVIDENDS DECLARED PER COMMON SHARE                              .35            .32             .70              .64
AVERAGE COMMON SHARES OUTSTANDING
Primary                                                           230,178        237,241         231,388          236,974
Fully diluted                                                     231,960        239,086         233,412          238,887
----------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                    l  CONSOLIDATED STATEMENT OF CASH FLOWS  l

Six months ended June 30 In millions                                                       1995             1994
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                               $  263           $  394
Adjustments to reconcile net income to net cash provided by operating activities
  Provision for credit losses                                                                                 50
  Depreciation, amortization and accretion                                                  112              126
  Deferred income taxes                                                                      41               (3)
  Net securities gains                                                                       (9)             (30)
  Net gain on sales of assets                                                               (26)             (54)
  Valuation adjustments on assets, net of gains on sales                                     (1)             (11)
  Changes in
  Loans held for sale                                                                      (286)             642
  Other                                                                                      14             (311)
                                                                                       ------------------------------
    Net cash provided by operating activities                                               108              803
INVESTING ACTIVITIES
Net change in loans                                                                      (1,143)            (600)
Repayment
  Securities available for sale                                                             199            1,630
  Investment securities                                                                     831            1,901
Sales
  Securities available for sale                                                             960            7,325
  Loans                                                                                     153              561
  Foreclosed assets                                                                          25               54
Purchases
  Securities available for sale                                                            (398)          (7,329)
  Investment securities                                                                     (19)          (4,922)
  Loans                                                                                    (247)             (17)
Net cash paid for acquisitions                                                              (68)            (462)
Other                                                                                     1,977              392
                                                                                       ------------------------------
  Net cash provided (used) by investing activities                                        2,270           (1,467)
FINANCING ACTIVITIES
Net change in
  Noninterest-bearing deposits                                                             (364)          (1,128)
  Interest-bearing deposits                                                                 460           (1,396)
  Federal funds purchased                                                                   (31)              53
Sale/issuance
  Repurchase agreements                                                                  42,773           72,192
  Commercial paper                                                                        2,683            2,152
  Other borrowed funds                                                                   54,876           50,964
  Notes and debentures                                                                    4,833            3,948
  Common stock                                                                               23               20
Redemption/maturity
  Repurchase agreements                                                                 (40,765)         (72,640)
  Commercial paper                                                                       (3,333)          (1,504)
  Other borrowed funds                                                                  (55,435)         (49,477)
  Notes and debentures                                                                   (7,761)          (2,190)
Net acquisition of treasury stock                                                          (154)              (6)
Cash dividends paid to shareholders                                                        (163)            (152)
                                                                                       ------------------------------
    Net cash provided (used) by financing activities                                     (2,358)             836
                                                                                       ------------------------------
INCREASE IN CASH AND DUE FROM BANKS                                                          20              172
  Cash and due from banks at beginning of year                                            2,592            1,817
                                                                                       ------------------------------
    Cash and due from banks at end of period                                            $ 2,612          $ 1,989
---------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                 l  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  l

                              accounting policies
---------------------------------------------------------------
BUSINESS l PNC Bank Corp. provides a broad range of banking and related financial services through its subsidiaries to consumers, small businesses and corporate customers and is subject to intense competition from other financial services companies with respect to these services and customers. PNC Bank Corp. is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by such regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION l The unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of PNC Bank Corp. and its subsidiaries ("Corporation"), substantially all of which are wholly owned. In the opinion of management, the financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.
  In preparing the unaudited consolidated interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from such estimates.
  The notes included herein should be read in conjunction with the audited consolidated financial statements included in the Corporation's 1994 Annual Report.

ALLOWANCE FOR CREDIT LOSSES l Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118. Under this Standard, the Corporation estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. For purposes of this Standard, nonaccrual and restructured commercial, real estate project and commercial real estate loans are considered to be impaired. Prior to 1995, the credit losses related to these loans were estimated based on undiscounted cash flows or the fair value of the underlying collateral.
  The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change. The allowance for credit losses on impaired loans pursuant to SFAS No. 114 is one component of the methodology for determining the allowance for credit losses. The remaining components of the allowance for credit losses provide for estimated losses on consumer loans and residential real estate mortgages, and general amounts for historical loss experience, uncertainties in estimating losses and inherent risks in the various credit portfolios.

NONPERFORMING ASSETS l Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans where the Corporation has possession of the underlying collateral. Foreclosed assets are recorded as other assets in the consolidated balance sheet.
  The interest collected on impaired loans is recognized on the cash basis or cost recovery method depending on the collectibility of the loans.

EARNINGS PER COMMON SHARE l Primary earnings per common share is calculated by dividing net income adjusted for preferred stock dividends declared by the sum of the weighted average number of shares of common stock outstanding and the number of shares of common stock which would be issued assuming the exercise of stock options during each period.
  Fully diluted earnings per common share is based on net income adjusted for interest expense, net of tax, on outstanding convertible debentures and dividends declared on nonconvertible preferred stock. The weighted average number of shares of common stock outstanding is increased by the assumed conversion of outstanding convertible preferred stock and convertible debentures from the beginning of the year or date of issuance, if later, and the number of shares of common stock which would be issued assuming the exercise of stock
                 l  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  l

options. Such adjustments to net income and the weighted average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

FINANCIAL DERIVATIVES l The Corporation uses off-balance-sheet financial derivatives as part of its overall asset/liability management process. Substantially all such instruments are used to manage interest rate risk and consist of interest rate swaps, interest rate caps, and futures and forward contracts.
  Futures contracts are used to hedge interest rate risk. To qualify for hedge accounting, the futures contract must be designated as a hedge of an asset, liability, firm commitment or anticipated transaction exposing the Corporation to interest rate risk and the futures contract must reduce such risk. Under hedge accounting, gains and losses on futures contracts are deferred and included in the carrying value of related assets and liabilities. The deferred gains and losses are amortized as a yield adjustment over the expected life of the hedged instrument. If the hedged instruments are disposed of, the unamortized deferred gains or losses are included in the determination of the gain/loss on the disposition of such instruments.

                         change in accounting principle
---------------------------------------------------------------

In the second quarter, the Corporation adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights" which amended SFAS No. 65, "Accounting for Certain Mortgage Banking Activities". This Standard provides for the recognition of originated mortgage servicing rights ("OMSR") retained for loans sold by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under SFAS No. 65, the costs of OMSR were not recognized as assets when the related loan was sold. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income.
  SFAS No. 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their estimated fair value. The fair value of mortgage servicing rights is evaluated on a disaggregated method based on predominant risk characteristics of the portfolio. At June 30, 1995 no reserve for impairment was required.
  SFAS No. 122 requires prospective adoption with respect to OMSR recognition. The adoption of SFAS No. 122 increased net income and fully diluted earnings per share by $7.9 million and $.03, respectively, for the three months and six months ended June 30, 1995.

                            mergers and acquisitions
---------------------------------------------------------------

In July 1995, the Corporation entered into a definitive merger agreement with Midlantic Corporation ("Midlantic"), a regional bank holding company headquartered in Edison, New Jersey. At June 30, 1995, Midlantic had assets and deposits of $13.7 billion and $10.9 billion, respectively. Under terms of the agreement, the Corporation will exchange 2.05 shares of its common stock for each share of Midlantic common stock. Based on share data as of June 30, 1995 the Corporation expects to issue 110.8 million shares of its common stock to consummate the merger. In addition, the Corporation and Midlantic have granted each other options to purchase up to 19.9 percent of each other's outstanding common stock, under certain circumstances. The transaction is valued at approximately $3 billion and will be accounted for as a pooling of interests. The merger is targeted to be completed by year-end 1995, pending approval by shareholders of both companies and various regulatory agencies.
  In March 1995, the Corporation announced a definitive agreement to acquire Chemical Holdings, Inc., and its wholly-owned subsidiary Chemical Bank New Jersey ("Chemical"). The transaction includes approximately $3.2 billion of assets and $2.7 billion of retail deposits and 82 branches in southern and central New Jersey. The total purchase price will approximate $490 million and the transaction will be accounted for under the purchase method. The Corporation expects to complete this transaction in the fourth quarter of 1995.
  In February 1995, the Corporation completed the acquisition of BlackRock Financial Management L.P., a New York-based, fixed-income investment management firm with approximately $25 billion in assets under management at closing. The transaction was accounted for under the purchase method and the Corporation paid $71 million in cash and issued $169 million of unsecured notes. In connection with this acquisition, the Corporation recorded $239 million of intangible assets.

                 l  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  l

  In the first quarter of 1995, the Corporation acquired Indian River Federal Savings Bank, Vero Beach, Florida, and Brentwood Financial Corporation, Cincinnati, Ohio, for $33 million in cash. The acquisitions added assets and deposits of approximately $175 million and $140 million, respectively.
  During 1994, the Corporation completed the acquisitions of United Federal Bancorp, Inc., State College, Pennsylvania, and First Eastern Corp., Wilkes-Barre, Pennsylvania. The acquisitions added assets and deposits of $2.8 billion and $2.4 billion, respectively. In addition, in June 1994, the Corporation purchased a $10 billion residential mortgage servicing portfolio from the Associates Corporation of North America.

                                   cash flows
---------------------------------------------------------------

For purposes of the statement of cash flows, the Corporation defines cash and due from banks as cash and cash equivalents. During the first six months of 1995 and 1994, interest paid on deposits and other contractual debt obligations was $1.3 billion and $816.5 million, respectively. Income taxes paid were $5.0 and $258.8 million, respectively. Loans transferred to foreclosed assets aggregated $34.3 million in 1995 and $18.2 million in the first six months of 1994.
  The table below sets forth information pertaining to acquisitions which affect the statement of cash flows for the six months ended June 30, 1995 and 1994.

     Six months ended June 30
           In millions                 1995      1994
----------------------------------------------------------
Assets acquired                        $517    $3,197
Liabilities assumed                     410     2,619
Cash paid                               107       578
Cash and due from banks received         39       116
----------------------------------------------------------

  In addition, the Corporation issued $169 million of unsecured notes in connection with the BlackRock acquisition.

                 l  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  l

               securities
----------------------------------------

The following table sets forth the
amortized cost, unrealized gains and
losses, and the estimated fair value of
the securities portfolio.

SECURITIES


                                                 JUNE 30, 1995                                December 31, 1994
                                   ------------------------------------------    -------------------------------------------
                                                            Unrealized                                      Unrealized
                                   Amortized           ------------------          Amortized            ------------------
           In millions                COST      GAINS     LOSSES    FAIR VALUE        Cost      Gains     Losses    Fair Value
------------------------------------------------------------------------------------------------------------------------------

Investment securities
  Debt securities
   U.S. Treasury                     $ 1,796       $29                $ 1,825        $ 1,794               $  93      $ 1,701
   U.S. Government agencies and
    corporations
     Mortgage-related                 10,354        13      $286       10,081         10,920               1,025        9,895
     Other                             1,000         1                  1,001          1,000                  28          972
   State and municipal                   337        21         1          357            348       $12         2          358
   Asset-backed private placements     1,597        12                  1,609          1,597                  33        1,564
   Other debt
     Mortgage-related                    677         1        13          665            726                  43          683
     Other                               591                   2          589            769                  20          749
  Other                                  306         1                    307            310         1                    311
                                   ------------------------------------------------------------------------------------------
   Total                             $16,658       $78      $302      $16,434        $17,464       $13    $1,244      $16,233
                                   ------------------------------------------------------------------------------------------
Securities available for sale
  Debt securities
   U.S. Treasury                       $  94        $1                  $  95          $ 401                $  8        $ 393
   U.S. Government agencies and
    corporations
     Mortgage-related                  1,437        20       $10        1,447          2,161                  69        2,092
     Other                                25                   2           23             25                   4           21
  Other debt
     Mortgage-related                    670         1         2          669            749                  17          732
     Other                               108         1                    109            117        $2                    119
Corporate stocks and other               104         2         2          104            105         1         6          100
                                   ------------------------------------------------------------------------------------------
   Total                              $2,438       $25       $16       $2,447         $3,558        $3      $104       $3,457
------------------------------------------------------------------------------------------------------------------------------

                 l  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  l

                              nonperforming assets
---------------------------------------------------------------

Nonperforming assets are comprised of nonaccrual and restructured loans, and foreclosed assets. These assets were as follows:

                                   JUNE 30      December 31
         In millions                1995           1994
-----------------------------------------------------------

Nonaccrual loans                     $301           $310
Restructured loans                      7              9
                                ------------------------
  Total nonperforming loans           308            319
Foreclosed assets                     138            127
                                ------------------------
  Total nonperforming assets         $446           $446
--------------------------------------------------------

  Information with respect to impaired loans and the related allowance determined in accordance with SFAS No. 114 is set forth below.

                                              JUNE 30
              In thousands                     1995
------------------------------------------------------

Impaired loans
  With a related allowance for credit
    losses                                   $140,680
  Without a related allowance for credit
    losses                                    110,447
                                              -------
    Total impaired loans                     $251,127
                                              -------
Allowance for credit losses                  $ 22,318
Average impaired loans                        244,221
------------------------------------------------------

  During the first six months of 1995, interest income recognized on impaired loans was $933 thousand.

                          allowance for credit losses
---------------------------------------------------------------

The following table presents changes in the allowance for credit losses:

            In millions                 1995       1994
------------------------------------------------------------
Balance at January 1                  $1,002     $  972
Charge-offs                              (74)       (81)
Recoveries                                32         30
                                      ----------------------
  Net charge-offs                        (42)       (51)
Provision for credit losses                          50
Acquisitions                               1         65
                                      ----------------------
  Balance at June 30                  $  961     $1,036
------------------------------------------------------------

                 l  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  l

                              notes and debentures
---------------------------------------------------------------

Notes and debentures consisted of the following:

                                   JUNE 30      DECEMBER 31
        In millions                  1995           1994
-------------------------------------------------------------
BANKING SUBSIDIARIES
Bank notes                          $5,132        $ 8,825
Federal Home Loan Bank               1,826          1,384
Subordinated notes                     345
Student Loan Marketing
  Association                          300            500
Other                                  527
                               ------------------------------
  Total banking subsidiaries         8,130         10,709
OTHER SUBSIDIARIES
Senior notes                            13            164
Subordinated notes                     747            746
ESOP borrowing                         101            110
Other                                    4             25
                               ------------------------------
  Total other subsidiaries             865          1,045
                               ------------------------------
  Total                             $8,995        $11,754
-------------------------------------------------------------

  Notes and debentures have scheduled repayments for the years 1995 through 1999 and thereafter of $4.9 billion, $2.3 billion, $68 million, $153 million, and $1.6 billion, respectively. In April 1995, the Corporation issued $350 million of 7.875 percent unsecured subordinated notes due in 2005.

                             financial derivatives
---------------------------------------------------------------

The notional value of financial derivatives and the related fair values were comprised of the following:

[CAPTION]

                             Positive                Negative     Total
  In millions    Notional      Fair      Notional      Fair      Notional
                  Value       Value       Value       Value       Value
-------------------------------------------------------------------------
June 30, 1995

Interest rate
  swaps
 Receive-fixed     $ 589        $11      $ 9,479      $ (142)    $10,068
 Pay-fixed            10                   5,608        (293)      5,618
 Basis swap          465          8                                  465
                  -------------------------------------------------------
  Total swaps      1,064         19       15,087        (435)     16,151
Interest rate
  caps             5,500         27                                5,500
                  -------------------------------------------------------
  Total           $6,564        $46      $15,087      $ (435)    $21,651
                  -------------------------------------------------------
December 31,
  1994
Interest rate
 swaps
 Receive-fixed   $   119       $  4      $11,375      $ (772)    $11,494
 Pay-fixed         5,060         26          658         (19)      5,718
                  ------------------------------------------------------
  Total swaps      5,179         30       12,033        (791)     17,212
Interest rate
  caps             5,500        132                                5,500
                  ------------------------------------------------------
  Total          $10,679       $162      $12,033      $ (791)    $22,712
------------------------------------------------------------------------

  Subsequent to June 30, 1995 the Corporation terminated $2.0 billion of pay-fixed interest rate swaps. The terminations resulted in a loss of $99.3 million, which will be deferred and amortized as an adjustment to interest income or expense of the designated instrument ratably over 2 years and 9 months.

                          l  STATISTICAL INFORMATION  l

average consolidated balance sheet and net interest analysis

                                                                        Six months ended June 30
                                             -------------------------------------------------------------------------------------
                                                             1995                                           1994
         Taxable-equivalent basis               ----------------------------------------------------------------------------------
 Average balances in millions, interest in   AVERAGE                     AVERAGE         Average                     Average
                 thousands                   BALANCES    INTEREST      YIELDS/RATES      Balances    Interest      Yields/Rates
----------------------------------------------------------------------------------------------------------------------------------

ASSETS
Interest-earning assets
  Short-term investments                     $   695    $   23,188           6.73%       $   860    $   19,886           4.66%
  Mortgages held for sale                        456        18,225           7.99            824        28,922           7.02
  Securities
    U.S. Treasury                              2,120        40,839           3.88          3,844        91,511           4.80
    U.S. Government agencies and
      corporations                            13,721       386,160           5.63         15,363       454,198           5.91
    State and municipal                          344        17,680          10.27            374        19,349          10.34
    Other debt                                 3,881       130,189           6.69          1,685        46,070           5.47
    Corporate stocks and others                  312         9,784           6.32            284         8,180           5.76
                                             ---------------------                       ---------------------
    Total securities                          20,378       584,652           5.74         21,550       619,308           5.75
  Loans, net of unearned income
    Commercial                                12,305       492,263           7.96         11,714       417,899           7.19
    Real estate project                        1,642        78,689           9.53          1,729        65,594           7.65
    Real estate mortgage                      11,134       417,777           7.50          9,018       308,794           6.85
    Consumer                                   9,014       411,218           9.20          8,534       345,726           8.17
    Other                                      1,660        55,565           6.72          1,283        38,785           6.07
                                             ---------------------                       ---------------------
    Total loans, net of unearned income       35,755     1,455,512           8.14         32,278     1,176,798           7.34
    Other interest-earning assets                 49         1,582           6.53            113         2,051           3.68
                                             ---------------------                       ---------------------
    Total interest-earning assets/interest
      income                                  57,333     2,083,159           7.27         55,625     1,846,965           6.67
Noninterest-earning assets
  Allowance for credit losses                   (988)                                       (992)
  Cash and due from banks                      2,281                                       2,128
  Other assets                                 3,180                                       2,536
                                             -------                                     -------
    Total assets                             $61,806                                     $59,297
                                             ---------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities
  Interest-bearing deposits
    Demand and money market                  $ 9,065       141,136           3.14        $ 9,872        84,335           1.72
    Savings                                    2,219        28,892           2.63          2,386        10,721            .91
    Other time                                13,896       381,190           5.52         13,110       311,456           4.79
    Deposits in foreign offices                2,003        61,400           6.10            555        11,004           4.00
                                             ---------------------                       ---------------------
    Total interest-bearing deposits           27,183       612,618           4.53         25,923       417,516           3.25
  Borrowed funds
    Federal funds purchased                    2,381        72,184           6.11          2,539        46,760           3.71
    Repurchase agreements                      6,778       208,048           6.11          5,468       100,069           3.69
    Commercial paper                             848        25,063           5.96            714        13,776           3.89
    Other                                      3,295       113,572           6.90          2,532        46,706           3.72
                                             ---------------------                       ---------------------
    Total borrowed funds                      13,302       418,867           6.29         11,253       207,311           3.72
Notes and debentures                           9,475       288,935           6.11         10,589       214,971           4.07
                                             ---------------------                       ---------------------
Total interest-bearing liabilities/interest
  expense                                     49,960     1,320,420           5.30         47,765       839,798           3.54
Noninterest-bearing liabilities and
  shareholders' equity
  Demand and other noninterest-bearing
    deposits                                   6,239                                       6,073
  Accrued expenses and other liabilities       1,244                                       1,160
  Shareholders' equity                         4,363                                       4,299
                                             -------                                     -------
    Total liabilities and shareholders'
      equity                                 $61,806                                     $59,297
                                             -----------------------------------------------------------------------------------
Interest rate spread including interest
  rate swaps and caps                                                        1.97                                        3.13
    Impact of noninterest-bearing
      liabilities                                                             .68                                         .50
                                             ------------------------------------------------------------------------------------
    Net interest income/margin on earning
      assets                                            $  762,739           2.65%                  $1,007,167           3.63%
----------------------------------------------------------------------------------------------------------------------------------

Nonaccrual loans are included in loans, net of unearned income. The impact of interest rate swaps and caps is included in the interest income/expense and average yields/rates for commercial loans, U.S. Government agencies and corporations securities, all interest-bearing deposits, other borrowed funds and notes and debentures.

                          l  STATISTICAL INFORMATION  l

1995
-------------------------------------------------------------------------                         1994
            Second Quarter                           First Quarter                           Second Quarter
-------------------------------------------------------------------------------------------------------------------------
Average                     Average       Average                   Average       Average                   Average
Balances     Interest     Yields/Rates    Balances    Interest    Yields/Rates    Balances    Interest    Yields/Rates
-------------------------------------------------------------------------------------------------------------------------
$   620     $   10,777         6.97%      $   771     $ 12,411         6.53%      $   855     $ 10,666         5.00%
    500          9,756         7.80           412        8,469         8.23           724       12,681         7.01
  2,065         20,029         3.89         2,176       20,810         3.88         4,244       51,997         4.91
 13,335        187,538         5.63        14,110      198,622         5.63        15,206      229,640         6.04
    342          8,816        10.31           347        8,864        10.23           369        9,566        10.36
  3,806         64,993         6.80         3,955       65,196         6.59         1,746       24,823         5.69
    310          4,928         6.38           315        4,856         6.25           294        3,996         5.44
----------------------                    --------------------                    --------------------
 19,858        286,304         5.76        20,903      298,348         5.72        21,859      320,022         5.86
 12,479        250,410         7.94        12,129      241,853         7.98        12,075      213,853         7.10
  1,665         39,799         9.46         1,619       38,305         9.46         1,736       33,767         7.80
 11,383        214,293         7.53        10,882      204,069         7.50         8,981      156,806         6.98
  9,005        210,863         9.39         9,023      200,355         9.01         8,617      175,131         8.15
  1,659         27,839         6.72         1,662       27,726         6.72         1,122       19,448         6.94
----------------------                    --------------------                    --------------------
 36,191        743,204         8.19        35,315      712,308         8.10        32,531      599,005         7.38
     51            841         6.66            47          741         6.38            93        1,024         4.39
----------------------                    --------------------                    --------------------
 57,220      1,050,882         7.33        57,448     1,032,277        7.21        56,062      943,398         6.74
   (977)                                   (1,000)                                   (997)
  2,413                                     2,147                                   2,029
  3,262                                     3,098                                   2,531
-------                                   -------                                 -------
$61,918                                   $61,693                                 $59,625
-----------------------------------------------------------------------------------------------------------------------
$ 8,799         70,241         3.20       $ 9,335       70,895         3.08       $ 9,875       45,765         1.86
  2,154         14,352         2.67         2,284       14,540         2.58         2,381        6,851         1.15
 14,171        199,782         5.65        13,616      181,407         5.39        12,988      155,764         4.76
  2,301         35,909         6.17         1,702       25,492         5.99           884        9,132         4.14
----------------------                    --------------------                    --------------------
 27,425        320,284         4.68        26,937      292,334         4.39        26,128      217,512         3.34
  2,628         40,802         6.23         2,132       31,382         5.97         2,821       28,434         4.04
  6,698        105,010         6.20         6,859      103,037         6.01         4,879       48,241         3.97
    621          9,423         6.08         1,078       15,639         5.88           925        9,681         4.20
  3,334         59,673         7.12         3,259       54,063         6.68         2,342       24,218         4.15
----------------------                    --------------------                    --------------------
 13,281        214,908         6.43        13,328      204,121         6.16        10,967      110,574         4.04
  9,213        145,119         6.28         9,736      143,654         5.94        11,030      113,949         4.14
----------------------                    --------------------                    --------------------
 49,919        680,311         5.44        50,001      640,109         5.16        48,125      442,035         3.68
  6,362                                     6,115                                   6,124
  1,268                                     1,220                                   1,108
  4,369                                     4,357                                   4,268
-------                                   -------                                 -------
$61,918                                   $61,693                                 $59,625
-----------------------------------------------------------------------------------------------------------------------
                               1.89                                    2.05                                    3.06
                                .69                                     .67                                     .52
-----------------------------------------------------------------------------------------------------------------------
            $  370,571         2.58%                  $392,168         2.72%                  $501,363         3.58%
-----------------------------------------------------------------------------------------------------------------------

                           l  CORPORATE INFORMATION  l

CORPORATE HEADQUARTERS l
PNC Bank Corp.
One PNC Plaza
Fifth Avenue and Wood Street
Pittsburgh, Pennsylvania 15265

STOCK LISTING l
PNC Bank Corp. common stock is traded on the New York
Stock Exchange (NYSE) under the symbol PNC.

REGISTRAR AND TRANSFER AGENT l
Chemical Bank
J.A.F. Building
P. O. Box 3068
New York, New York 10116-3068
800-982-7652

INQUIRIES l
Individual shareholders should contact:
Shareholder Relations at 800-843-2206 or the PNC Bank Hotline at 800-982-7652

Analysts and institutional investors should contact:
William H. Callihan, Vice President,
Investor Relations, at 412-762-8257
News media representatives and others seeking general information should contact:
Jonathan Williams, Vice President,
Media Relations, at 412-762-4550

FORM 10-Q l
The Quarterly Report on Form 10-Q is filed with the Securities and Exchange Commission. This report, excluding certain exhibits, may be obtained without charge upon written or oral request to Glenn Davies, Vice President, Financial Reporting, at corporate headquarters. Telephone requests may be directed to
(412) 762-1553.
COMMON STOCK PRICES/DIVIDENDS DECLARED l
The table below sets forth by quarter the range of high and low sale prices for PNC Bank Corp. common stock and the cash dividends declared per common share.

                                                Cash Dividends
     1995 Quarter         High        Low          Declared
---------------------------------------------------------------
First                   $25.750    $21.125            $ .35
Second                   28.125     24.250              .35
                        -----------------------------------
  Total                                               $ .70
---------------------------------------------------------------
1994 Quarter
---------------------------------------------------------------
First                   $29.875    $25.250            $ .32
Second                   31.625     26.125              .32
Third                    30.000     25.625              .32
Fourth                   26.375     20.000              .35
                        -----------------------------------
  Total                                               $1.31
---------------------------------------------------------------

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN l
The PNC Bank Corp. dividend reinvestment and stock purchase plan enables holders of common and preferred stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by writing to Shareholder Relations at corporate headquarters.